SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

Amendment No. 4

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	SOLE VOTING POWER

9,115,307

8	SHARED VOTING POWER

168,393

9	SOLE DISPOSITIVE POWER

9,115,307

10	SHARED DISPOSITIVE POWER

168,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,283,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Schedule 13D is filed on behalf of Carl H. Lindner relative to the no par value Common Stock ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "American Financial").

     The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.

(a) Carl H. Lindner

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Individual Investor

(d) None

(e) None

(f) United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

On July 21, 2008, the Reporting Person's spouse transferred 5,000,000 shares of common stock to a trust (for the benefit of the Reporting Person's family) for which a third party serves as trustee with voting and dispositive powers.

Item 4.     Purpose of Transaction.

      The Reporting Person considers his beneficial ownership of American Financial equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional American Financial equity securities or dispose of some or all of the American Financial equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of July 23, 2008, the Reporting Person beneficially owned 9,283,700 shares (or approximately 8.1% of the outstanding shares) of American Financial Common Stock, which amount includes 30,000 shares held by his spouse, and 138,392 shares held in a family trust of which his spouse is trustee, 369,379 shares held in a charitable foundation over which shares he holds voting and dispositive power.

     The Reporting Person does not include as beneficially owned, 5,000,000 shares held in a trust, the grantor of which is his spouse, and the beneficiaries of the trust are Mrs. Lindner and their sons Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner, but for which a third party acts as trustee with voting and dispositive power.

     As of July 23, 2008, and within the prior 60-day period, the Reporting Person had engaged in the following transactions.

Date	Transaction	Price	# of Shares

6/2/2008	Gift	n/a	(3,371)
6/2/2008	Gift	n/a	(5,619)
6/2/2008	Gift	n/a	(1,180)
6/2/2008	Gift	n/a	(1,685)
6/10/2008	Gift	n/a	(1,701)
6/12/2008	Gift	n/a	(5,120)
6/12/2008	Gift	n/a	(17,067)
6/16/2008	Gift	n/a	(1,714)
6/24/2008	Gift	n/a	(1,777)
6/27/2008	Gift	n/a	(19,063)
6/27/2008	Gift	n/a	(3,631)
6/27/2008	Gift	n/a	(1,815)
6/27/2008	Gift	n/a	(1,815)
6/27/2008	Gift	n/a	(9,077)

7/21/2008	Transfer to Trust	n/a	(5,000,000)

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    July 23, 2008

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner

POWER OF ATTORNEY

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     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

/s/ Carl H. Lindner
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Carl H. Lindner